Exhibit 99.1

A.P. Pharma Logo

News Release


               A.P. PHARMA REPORTS FIRST QUARTER RESULTS
             -Royalty Income Increases by 14% Over Q1 2002-

REDWOOD CITY, Calif. (May 5, 2003) - A.P. Pharma, Inc. (NASDAQ
NM: APPA), a specialty pharmaceutical company, today reported financial results for the three months ended March 31, 2003. Results for the first quarter of 2003 reflect increased royalty income, as well as increased research and development expense as the Company prepares to enter Phase II clinical trials with APF112, its product candidate for the treatment of post-operative pain.

First Quarter Highlights
------------------------

 - Royalty income increased 14% to $1,032,000.

 - Preclinical studies with APF112 are being completed and we intend to submit a full package to the FDA by mid-year.

 - Phase II clinical trial protocol has been agreed upon with our Principal Investigator.

 - Reimbursed feasibility studies involving the Biochronomer(R) system continued in the areas of ophthalmology, stent coatings and DNA delivery. Two new studies were initiated in Q1 2003.

 - Gross proceeds of $2.1 million on the sale of the Company's
Analytical Standards division, a non-core asset, were received.

 - Cash, cash equivalents and short-term investments were $14.5 million at March 31, 2003 compared to $14.1 million at December
31, 2002.

First Quarter Financial Results
-------------------------------

A.P. Pharma reported that total revenues for the first quarter of 2003 increased 16% to $1,106,000, compared to $952,000 for the first quarter of 2002. The increase in revenues was primarily attributable to a continuing increase in royalty income. Total revenues also included an increase in contract revenues for research and development work performed in connection with feasibility studies.

Research and development expense for the first quarter of 2003 increased to $2,202,000 from $1,497,000 for the first quarter of 2002, due mainly to the cost of preclinical studies using the modified APF112 formulation, as agreed with the U.S. Food and Drug Administration (FDA). The Company is preparing a full package for submission to the FDA prior to initiation of Phase II human clinical trials with its APF112 formulation for the treatment of post-surgical pain.

The gain on disposition of discontinued operations represents the net gain on the sale of the Analytical Standards division, a non-core asset, of $1,886,000.

Net income for the first quarter of 2003 was $34,000, or $0.00 per share, compared with a net loss for the first quarter of 2002 of $1,006,000, or $0.05 per share.

Conference Call Information
---------------------------

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern Time (8:00 a.m. Pacific
Time) today to discuss this announcement and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., and for international callers, please dial (706) 634-1287. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-
9291 for international callers, and entering reservation number
9898094.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's web site.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceutical products utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial targeted areas of application for the Company's drug delivery technology include pain management, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners and by proceeds from the divestitures of its cosmeceutical and analytical standards product lines, as well as by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                    Company Contact:
Lippert/Heilshorn & Associates                   Gordon Sangster
Jody Cain (jcain@lhai.com)               Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                       (650) 366-2626
(310) 691-7100

                    (Financial tables follow)



                        A.P. PHARMA, INC.
              Statements of Operations Highlights
             (in thousands, except per share data)
                         (Unaudited)

                                    Three Months Ended
                                   March 31,      March 31,
                                     2003           2002
                                   ---------      ---------
Royalties                         $ 1,032        $   904
Contract Revenues                      74             48
                                   ------         ------
       Total Revenues               1,106            952

Operating Expenses:
  Research & Development            2,202          1,497
  General & Administrative            778            760
                                   ------         ------

       Total Operating Expenses     2,980          2,257


Operating Loss                     (1,874)        (1,305)

Interest and Other, Net                76            204
                                   ------         ------

Loss from Continuing Operations    (1,798)        (1,101)

Income (Loss) from Discontinued
 Operations                           (54)            95

Gain on Disposition of
 Discontinued Operations            1,886             --
                                   ------         ------

Net Income (Loss)                  $   34	        $(1,006)
                                    =====         ======

Basic and Diluted Loss Per
 Share:
  Loss from Continuing
   Operations                      $(0.09)       $(0.05)
                                    =====         =====

  Net Income (Loss)                $ 0.00        $(0.05)
                                    =====         =====

Shares used in Calculating
 Loss Per Share:
  Basic                            20,475        20,360
                                   ======        ======

  Diluted                          20,516        20,360
                                   ======        ======



                      A.P. PHARMA, INC.
                  Balance Sheet Highlights
                       (in thousands)

                                  March 31, 2003    December 31,
                                    (Unaudited)       2002(1)
                                  --------------    ------------
Assets

Cash, Cash Equivalents and
 Marketable Securities            $14,468           $14,121
Accounts Receivable, Net            1,386             1,339
Assets Held for Sale                   --               225
Other Current Assets                  215               280
                                   ------            ------

Total Current Assets               16,069            15,965

Property, Plant & Equipment, Net    1,527             1,627
Other Non-Current Assets              481               189
                                   ------            ------
Total Assets                      $18,077           $17,781
                                   ======            ======

Liabilities and Shareholders'
 Equity

Current Liabilities               $ 2,419           $ 1,977
Long-Term Deferred Revenues           145               345
Shareholders' Equity               15,513            15,459
                                   ------            ------

Total Liabilities and
 Shareholders' Equity             $18,077           $17,781
                                   ======            ======

------------
(1) Information derived from audited financial statements.